SUB-ITEM 77Q1

AMENDMENT TO THE AMENDED AND RESTATED BYLAWS

OF

THE CHILE FUND, INC.

Pursuant to a resolution duly adopted by the directors of The Chile Fund, Inc. (the "Fund") at a meeting of the Board of Directors of the Fund duly held on February 14, 2003, Article 2.2 of the Fund's Amended and Restated Bylaws was amended by adding the following sentence at the end thereof.

"Notwithstanding the foregoing, the 2003 annual meeting of the Stockholders of the Company shall be held at such place as the Board of Directors shall select on such date, during the 31-day period ending five months after the end of the Company's fiscal year, as the Board of Directors may fix by resolution."

Dated: February 14, 2003






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